ARKEMA RECEIVED

2007 MAY 18 A 10:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 15th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

07023668

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED

MAY 2 4 2007

THOMSON FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

Enclosed documents

- Press release : "ARKEMA : 1ST QUARTER 2007 RESULTS

ARKEMA

Press release

Communiqué de presse

Paris, May 15th 2007

ARKEMA: 1ST QUARTER 2007 RESULTS

SIGNIFICANT INCREASE IN RECURRING OPERATING INCOME 43% UP OVER FIRST QUARTER 2006

- **EBITDA up 20% at €134 million**
- **EBITDA margin at 9% of sales**
- **Positive net income of €44 million**
- **Arkema continues its in-depth transformation with the launch of many new projects**

(In millions of euros)	1st Quarter 2006	1st Quarter 2007	Variation
Sales	**1,487**	**1,488**	**+0.1%**
EBITDA	**112**	**134**	**+19.6%**
EBITDA margin	**7.5%**	**9.0%**	
Vinyl Products	*3.0%*	*7.5%*	
Industrial Chemicals	*12.1%*	*10.2%*	
Performance Products	*8.6%*	*11.7%*	
Recurring operating income	**56**	**80**	**+42.9%**
Non-recurring items	**(22)**	**(27)**	**-**
Net income - Group share	**9**	**44**	**x4.9**
Capital expenditure	**54**	**47**	**-**

Press release

Communiqué de presse

The Board of Directors of Arkema, chaired by President and CEO Thierry Le Hénaff, met on May 14th 2007 to review Arkema's consolidated accounts for the first quarter of 2007.Thierry Le Hénaff stated, commenting on the results:

"Over the first quarter of 2007, Arkema's results continued to improve significantly, with a 43% increase in the recurring operating income and a positive net result of €44 million, despite the negative impact of currency exchange rate evolution. Business overall was steady, with sound demand in Europe and Asia.
The strong improvement in the Vinyl Products segment results, with an EBITDA margin of 7.5%, and the ongoing progress in the Performance Products segment, with an 11.7% margin, confirm our company's transformation process.
In the first quarter Arkema announced new growth and competitiveness projects fully in line with its mid-term industrial strategy."

FIRST QUARTER 2007 PERFORMANCE

Sales in the 1st quarter 2007 were stable at €1,488 million, against €1,487 million in the 1st quarter 2006. The major increase in average sales prices in the three business segments (+3.5%), especially in Vinyl Products segment, together with organic volume growth (+1.2%) compensated for the reduction in volume resulting from the implementation of restructuring plans in Chlorochemicals and Urea Formaldehyde Resins (-1.9%), and for the negative conversion effect (-2.6%). Variations in the scope of business had a negligible impact on sales (-0.1%).

EBITDA was up 20% to €134 million compared to €112 million for the same period in 2006, confirming Arkema's swift transformation. This significant improvement results from favorable market conditions in Vinyl Products, strong growth in Technical Polymers and Specialty Chemicals businesses, and the company's steadily improving competitiveness. These factors fully compensated for lower unit margins in Acrylics, which were high in the 1st quarter 2006, and a less favorable environment in Fluorochemicals (in particular for 134a).

EBITDA margin significantly increased to 9% of sales in the 1st quarter 2007 (7.5% in the 1st quarter 2006).

Recurring operating income stood at €80 million, up 43% over the same period in 2006, with depreciation increasing slightly up at constant exchange rates.

Operating income amounted to €53 million against €34 million in the 1st quarter 2006. This result includes €27 million non-recurring items related to the restructuring plans announced in the 1st quarter in Vinyl Products (Vinyl Compounds, Pipes and Profiles) and in Industrial Chemicals[1] (Acrylics, Thiochemicals and Fluorochemicals).

Net income (Group share) was positive at €44 million after a €21 million tax charge. This result includes the capital gain on the sale of the Agrochemicals business (Cerexagri) for €18 million.

Cash flow in the quarter was positive at +€72 million compared to -€119 million in the 1st quarter 2006. This cash flow includes the proceeds of the sale of Cerexagri (+€ 106 million) which compensates for the increase in working capital (-€86 million) resulting from the seasonal increase in the activity between the 4th quarter 2006 and the 1st quarter 2007, and the cash outs related to non-recurring pre-spin off items[2] (-€17 million). These items include €5 million capital expenditure relating to the Chlorochemicals consolidation plan, the other capital expenditure amounting to €42 million.

[1] These plans are subject to the legal information and consultation process with the works council.
[2] Non-recurring pre-spin off items correspond to items taken into account for the computation of the theoretical financial debt at the time of the spin off.

Net debt amounted to €257 million at the end of March, and the remaining non-recurring pre-spin off items[2] amounted to €195 million. The ratio between the sum of both items and the equity was 23% at the end of March, against 28% at the end of December.

SEGMENT PERFORMANCE

Vinyl Products sales grew by 3.6% to €374 million against €361 million in the 1st quarter 2006, despite a reduction in volumes resulting from the closure at the end of March 2006 of the Saint-Auban loss-making production units as part of the Chlorochemicals restructuring plan. EBITDA for this segment improved significantly, standing at €28 million compared to €11 million in the 1st quarter 2006, with the margin reaching 7.5%. With strong demand in Europe, the improvement in the results also reflects the good operating rates at our production plants and the improvement in the cost structure. Moreover, the Vinyl Products segment booked non-recurring expenses amounting to €10 million related to the restructuring of the Chantonnay site (France) in Pipes and Profiles and the closure of the Dorlyl French and Italian activities in Vinyl Compounds.

Industrial Chemicals sales were down by 1.7% to €650 million. At constant exchange rate, sales rose by 1.9%, supported by higher unit selling prices in PMMA and Thiochemicals. EBITDA in the 1st quarter amounted to €66 million, which correspond to an EBITDA margin still above10% despite tougher market conditions in Fluorochemicals and lower unit margins in Acrylics compared to their level in the 1st quarter 2006. These results confirm the segment's ability to resist in a less favorable environment. Arkema continued to develop this segment, in particular with the announcement of a 10% increase of its hydrogen peroxide production capacity in Jarrie and of an MOU with the Essar Group for the proposed construction of an Acrylics plant in India. Furthermore, a number of restructuring plans[3] concerning Thiochemicals, Acrylics and Fluorochemicals were announced to further adapt cost structure.

Performance Products sales remained stable at €463 million, up 3.2% at constant exchange rate, and despite the closure of the Urea Formaldehyde Resins production units in Villers-Saint-Paul (France) at the end of June 2006. This improvement results from an increase in unit selling prices and in volumes across all business units. In line with 2006, when the priority was to restore the competitiveness of this segment, EBITDA increased significantly to €54 million, while the EBITDA margin stood at 11.7% compared to 8.6% in the 1st quarter 2006. This major progress results from initiatives taken since two years which have resulted in the launch of new products in Technical Polymers and Specialty Chemicals, and a tight control of fixed costs.

OUTLOOK

Since beginning of 2007, market conditions were generally favorable despite the slowdown of the US economy and the impact of the euro/US dollar exchange rate. In this environment, the ongoing in-depth transformation of the company, which materialized with the announcement of numerous new projects, confirm Arkema's commitment to increase its EBITDA between 10 and 15% per year over the years 2006-2008.

In 2007, capital expenditure should be €350 million including capital expenditure relating to the Chlorochemicals restructuring plan.

[2] Non-recurring pre-spin off items correspond to items taken into account for the computation of the theoretical financial debt at the time of the spin off.

[3] These plans are subject to the legal information and consultation process with the works council.

POST BALANCE SHEET EVENTS

On May 1st, Arkema announced the sale of its specialty amines business produced in Riverview (United States) to Taminco. This activity generates sales of $72 million. This disposal should have a slightly positive effect on the net result.

Arkema announced the shutdown, in two steps, of its co-polyamides powders and pellets production plant in Bonn (Germany). In a first step, the powder activity will be shutdown by end 2007 followed by the closure of the entire site beginning of 2009. This closure should result in the reduction of 83 positions[4].

Total Petrochemicals France informed Arkema that, following a technical problem, it would realize repair works on its steamcracker in Lavéra (France) from May 28th until June 13th.

Finally, in the context of Arkema's participation in the Exeltium consortium, an electricity supply contract has been signed on April 3rd, between Exeltium and EDF, the object of which is to ensure long-term supply at competitive prices.

FINANCIAL CALENDAR

June 5th 2007	Combined Annual Shareholders' Meeting
August 9th 2007	1st half 2007 results
November 15th 2007	3rd quarter 2007 results

CONTACTS – INVESTOR RELATIONS:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

CONTACTS - PRESS RELATIONS:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

[4] These plans are subject to the legal information and consultation process with the works council.

ARKEMA

Press release

Communiqué de presse

INVESTOR & ANALYST FACTSHEET

P& L (in millions of euros)	Q1'06	Q1'07	Variation
Sales	1,487	1,488	+0.1%
Recurring EBITDA	112	134	+20%
Recurring EBITDA margin	7.5%	9.0%	-
Recurring operating income	56	80	+43%
Other income and expenses	-22	-27	-
Operating income	34	53	+ 56%
Net result – Group share	9	44	x 4.9
Capital expenditures	54	47	-
Working capital (vs. 12/31/06)	1,166	1,249	+7.1%
Net debt (vs. 12/31/06)	324	257	-20.7%

Sales bridge +0.1%

Price effect: + 3.5%
Organic volume growth: +1.2%
Volume loss (chlorochemicals and urea-formaldehyde resins restructurings): (1.9)%
Conversion effect: (2.6)%
Change of scope: (0.1)%

- EBITDA up 20% at €134 million and EBITDA margin of 9.0%
  Positive effects:
  - Price increase
  - Good market conditions in Vinyl Products
  - Strong improvement of Technical Polymers and Specialty Chemicals results
  - Reduction of fixed costs resulting mainly from the 6 major plans.
  - Plans announced after the spin-off still having a limited impact on fixed costs.

  Negative effects:
  - Tougher competitive environment in Fluorochemicals (134a)
  - Decrease of acrylics unit margins (compared to Q1'06 when margins remained at relatively high levels)
  - Higher raw material costs compared to Q1 06
- Depreciation & amortization charge increased slightly taking into account a negative conversion effect.
- Non-recurring expenses of €(27) million primarily related to restructuring plans announced in Q1'07 in Vinyl Products and Industrial Chemicals segments.
- €47 million capex out of which €5 million relate to the Chlorochemicals restructuring plan.
- Positive cash flow at €72 million including:
  - €106 million proceeds from the sale of Cerexagri finalized February, 1st 2007
  - €17 million cash expenses related to non-recurring pre-spin off items
  - €86 million increase in working capital
- Net debt totalled €257 million at end of March 2007 (€324 million end of December 2006).
- Non-recurring pre spin-off items at €195 million end of March 2007.

SEGMENT REVIEW :

Vinyl Products in €m	Q1'06	Q1'07	*Change*
Sales	361	374	*3.6%*
Rec. EBITDA	11	28	*x2.5*
Rec. EBITDA margin	3.0%	7.5%	*N/A*
Rec. Operating income	7	22	*x3.1*
Other income and expenses	-	-10	*N/A*
Operating income	7	12	*x1.7*
Capital expenditures	11	13	*N/A*

- Good market conditions for Chlorine/Caustic soda and PVC in Europe
  - increasing prices and good volumes
  - volume losses resulting from the closure of loss-making production units in Saint-Auban (France) end of March 2006.
- Good operating rates of production units
- Announcement of restructuring plans in downstream activities: €10 million expenses. 104 positions
  - Vinyl Compounds: shutdown of Dorlyl's activities in France and Italy: reduction of 76 positions
  - Pipes and Profiles: restructuring of the Chantonnay site (France): reduction of 28 positions
- Effective January, 1st 2007 split of the Chlorochemicals and PVC BU into two separate BU, Chlorine/Caustic Soda BU and PVC BU followed by new appointments.

Industrial Chemicals in €m	Q1'06	Q1'07	*Change*
Sales	661	650	*-1.7%*
Rec. EBITDA	80	66	*-17.5%*
Rec. EBITDA margin	12.1%	10.2%	-
Rec. Operating income	51	40	*-21.6%*
Other income and expenses	-	-16	*N/A*
Operating income	51	24	*-52.9%*
Capital expenditures	24	19	*N/A*

- Negative conversion effect on sales: -3.6%
- EBITDA margin remains above 10% despite adverse market conditions in Acrylics and Fluorochemicals
- Decrease of acrylic unit margins compared to relatively high levels in Q1'06
- Unfavorable environment in Fluorochemicals (mainly 134a) with better volumes at the end of the quarter.
- Confirmation of recovery in PMMA coming from the positive impact of the restructuration of the European sheet business (start-up in Saint-Avold (France) and closure of Leeuwarden (Netherlands)) and good growth in the US.
- In Thiochemicals, reduction of fixed costs from restructuring plans in France and the United States
- Satisfactory market conditions in Hydrogen Peroxide
- Announcement of additional restructuring plans €16 million non-recurring expenses.
  - Acrylics[5]: optimization of the Carling site (France): reduction of 58 positions
  - Thiochemicals: productivity improvement plan: reduction of 48 positions
  - Fluorochemicals[1]: restructuring of the Pierre-Bénite site (France)

[5] Restructuring plans are subject to legal information and consultation procedure of work council.

- Announcement of growth projects:
    - Acrylics: signing of a MOU with the Indian group Essar for production and marketing of acrylic acid and esters in India
    - Hydrogen Peroxide: 10% increase in production capacity of the Jarrie site (France)
    - 30% increase in DMDS production capacity at Lacq-Mourenx (France)

***Performance Products** in €m*	**Q1'06**	**Q1'07**	***Change***
Sales	463	463	-
Rec. EBITDA	40	54	*35.0%*
Rec. EBITDA margin	**8.6%**	**11.7%**	**-**
Rec. Operating income	18	33	*83.3%*
Other income and expenses	-23	-	*N/A*
Operating income	-5	33	*N/A*
Capital expenditures	18	15	*N/A*

- Negative conversion effect on sales: -3.2%
- Closure of the urea formaldehyde resins plant at Villers-Saint-Paul (France) end of June 2006:
    - decrease in volumes
    - fixed cost savings
- EBITDA up 35% and EBITDA margin of 11.7%
- Good activity in:
    - Technical Polymers thanks to the pace of new products introduction combined with a good control of fixed costs.
    - Specialty Chemicals particularly in oil and gas related markets.
- Functional Additives results were affected by the US construction market slowdown and increases of tin prices.

Press release

Communiqué de presse

Disclaimer

The information disclosed in this press release may contain forward-looking statements with respect to the financial conditions, results of operations, business and strategy of Arkema. Such statements are based on management's current views and assumptions that could ultimately prove inaccurate and are subject to risk factors such as, among others, changes in raw materials prices, currency fluctuations, implementation pace of cost-reduction projects and changes in general economic and business conditions. Arkema does not assume any liability to update such forward-looking statements whether as a result of any new information or any unexpected event or otherwise. Further information on factors which could affect Arkema's financial results is provided in the documents filed with the French Autorité des marchés financiers.

Quarterly financial information is not audited.

The business segment information is presented in accordance with Arkema's internal reporting system used by the management.

The main performance indicators used are as follows:

• ***Operating income:*** *this includes all income and expenses other than the cost of debt, equity in income of affiliates and income taxes.*

• ***Other income and expenses:*** *these correspond to a limited number of well-identified non-recurring items of income and expense of a particularly material nature that the Group presents separately in its income statement in order to facilitate understanding of its recurring operational performance. These items of income and expense are:*

- *Impairment losses in respect of property, plant and equipment and intangible assets,*
- *Gains or losses on sale of assets,*
- *Certain large restructuring and environmental expenses which would hamper the interpretation of recurring operating income,*
- *Certain expenses related to litigation and claims whose nature is not directly related to ordinary operations,*
- *Costs related to the spin off of Arkema's Businesses.*

• ***Recurring operating income****: this is calculated as the difference between operating income and other income and expenses as previously defined.*

• ***EBITDA****: this corresponds to recurring operating income increased by depreciation and amortization.*

• ***Working capital****: this corresponds to the difference between inventories, accounts receivable, prepaid expenses and other current assets and tax receivables on the one hand and accounts payable, other creditors and accrued liabilities and income tax liabilities on the other hand.*

• ***Capital employed****: this is calculated by aggregating the net carrying amounts of intangible assets, property, plant and equipment, equity affiliate investments and loans, other investments, other non-current assets (excluding deferred tax assets) and working capital.*

• ***Net debt****: this is the difference between current and non-current debt and cash and cash equivalents.*

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

ARKEMA Financial Statements

Consolidated financial statements - March 2007

INCOME STATEMENT

(In millions of euros)	1st Quarter 2006 Consolidated (non-audited)	End of March 2007 Consolidated (non-audited)
Sales	1 487	1 488
Operating expenses	(1 289)	(1 270)
Research and development expenses	(42)	(38)
Selling and administrative expenses	(100)	(100)
Recurring operating income	**56**	**80**
Other income and expenses	(22)	(27)
Operating income	**34**	**53**
Equity in income of affiliates	-	(1)
Cost of debt	(3)	(4)
Income taxes	(25)	(21)
Net income of continuing operations	**6**	**27**
Net income of discontinued operations	**3**	**18**
Net income	**9**	**45**
Of which minority interests	-	1
Net income - Group share	**9**	**44**
Earnings per share (amount in euros)	*0,15*	*0,73*
Diluted earnings per share (amount in euros)	*0,15*	*0,73*
Depreciation and amortization	(56)	(54)
Recurring EBITDA	112	134

BALANCE SHEET

(In millions of euros)	31.12.2006 Consolidated (audited)	31.03.2007 Consolidated (non-audited)
ASSETS		
Intangible assets, net	236	232
Property, plant and equipment, net	1 376	1 373
Equity affiliates: investments and loans	100	97
Other investments	21	22
Deferred income tax assets	32	29
Other non-current assets	125	120
TOTAL NON-CURRENT ASSETS	**1 890**	**1 873**
Inventories	1 036	1 013
Accounts receivable	1 011	1 153
Prepaid expenses and other current assets	202	206
Income taxes recoverable	36	29
Cash and cash equivalents	171	76
Total assets of discontinued operations	144	-
TOTAL CURRENT ASSETS	**2 600**	**2 477**
TOTAL ASSETS	**4 490**	**4 350**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Share capital	605	605
Paid-in surplus and retained earnings	1 345	1 392
Cumulative translation adjustment	(27)	(36)
Treasury shares	-	-
SHAREHOLDERS' EQUITY - GROUP SHARE	**1 923**	**1 961**
Minority interests	**15**	**18**
TOTAL SHAREHOLDERS' EQUITY	**1 938**	**1 979**
Deferred income tax liabilities	14	14
Provisions	855	872
Non-current debt	52	51
TOTAL NON-CURRENT LIABILITIES	**921**	**937**
Accounts payable	791	758
Other creditors and accrued liabilities	314	366
Income taxes payable	14	28
Current debt	443	282
Total liabilities of discountinued operations	69	
TOTAL CURRENT LIABILITIES	**1 631**	**1 434**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4 490**	**4 350**

CASH FLOW STATEMENT

(In millions of euros)	End of March 2006 Proforma (non audited) Including Cerexagri	End of March 2007 Consolidated (non audited) Without Cerexagri
Cash flow - operating activities		
Net income	9	45
Depreciation, amortization and impairment of assets	56	54
Provisions, valuation allowances and deferred taxes	(8)	22
(Gains)/losses on sales of assets	(1)	(32)
Undistributed affiliate equity earnings	-	1
Change in working capital	(101)	(86)
Other changes	2	4
Cash flow from operating activities	**(42)**	**9**
Cash flow - investing activities		
Intangible assets and property, plant, and equipment, additions	(55)	(47)
Acquisitions of consolidated subsidiaries, net of cash acquired	-	-
Acquisitions of non-consolidated subsidiaries	-	(2)
Increase in long-term loans	(29)	(3)
Total expenditures	**(84)**	**(52)**
Proceeds from sale of intangible assets and property, plant and equipment	1	1
Proceeds from sale of subsidiaries, net of cash sold	-	106
Proceeds from sale of other investments	-	-
Other financial variations	-	1
Repayment of long-term loans	5	7
Total divestitures	**6**	**115**
Cash flow from investing activities	**(77)**	**63**
Cash flow - financing activities		
Parent company shareholders	-	-
Issuance (repayment) of shares	259	3
Dividends paid to Parent company shareholders	-	-
Dividends paid to Minority shareholders	-	-
Increase/ Decrease in long-term debt	(1)	(1)
Increase/ Decrease in short-term borrowings and bank overdrafts	(137)	(160)
Cash flow from financing activities	**121**	**(158)**
Net increase/(decrease) in cash and cash equivalents	1	(87)
Effect of exchange rates and changes in scope	(3)	(7)
Cash and cash equivalents at beginning of period	67	171
Cash and cash equivalents of discontinued operations	-	-
Short-term loan to discontinued operations	-	-
Cash and cash equivalents at end of period	**65**	**76**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(In millions of euros)	Shares issued Number	Amount	Paid-in surplus	Retained earnings	Cumulative translation adjustment	Treasury shares Number	Amount	Shareholders' equity - Group share	Minority interests	Total shareholders' equity
As of January 1, 2007	60 453 823	605	1 006	339	(27)	-	-	1 923	15	1 938
Cash dividend	-	-	-	-	-	-	-	-	-	-
Net income	-	-	-	44	-	-	-	44	1	45
Increase of capital	-	-	-	-	-	-	-	-	3	3
Purchase of treasury shares	-	-	-	-	-	-	-	-	-	-
Cancellation of treasury shares	-	-	-	-	-	-	-	-	-	-
Sale of treasury shares	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	3	-	-	-	3	-	3
Change in translation adjustments	-	-	-	-	(11)	-	-	(11)	(1)	(12)
Sales of Cerexagri	-	-	-	-	2	-	-	2	-	2
As of March 31, 2007	60 453 823	605	1 006	386	(36)	-	-	1 961	18	1 979

INFORMATION BY BUSINESS SEGMENT (Without Cerexagri)

(non audited)

	End of March 2006				
(In millions of euros)	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	361	661	463	2	1 487
Inter-segment sales	21	47	4	0	
Total sales	**382**	**709**	**466**	**2**	
Recurring operating income	**7**	**51**	**18**	**(20)**	**56**
Other income and expenses	**-**	**-**	**(23)**	**1**	**(22)**
Operating income	**7**	**51**	**(5)**	**(19)**	**34**
Equity in income of affiliates	(0)	(0)	0	-	(0)
Depreciation and amortization	(4)	(29)	(22)	(1)	(56)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	1	(4)	(29)	25	(7)
Recurring EBITDA	**11**	**80**	**40**	**(19)**	**112**
Intangible assets and property, plant and equipment, additions	**11**	**24**	**18**	**1**	**54**

	End of March 2007				
(In millions of euros)	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	374	650	463	1	1 488
Inter-segment sales	19	40	5	-	
Total sales	**393**	**690**	**468**	**1**	
Recurring operating income	**22**	**40**	**33**	**(15)**	**80**
Other income and expenses	**(10)**	**(16)**	**-**	**(1)**	**(27)**
Operating income	**12**	**24**	**33**	**(16)**	**53**
Equity in income of affiliates	(1)	-	-	-	(1)
Depreciation and amortization	(6)	(26)	(21)	(1)	(54)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	(7)	(18)	(7)	7	(25)
Recurring EBITDA	**28**	**66**	**54**	**(14)**	**134**
Intangible assets and property, plant and equipment, additions	**13**	**19**	**15**	**-**	**47**

END